Exhibit 99.1

CENTRAL GOLDTRUST

NOTICE OF THE EIGHTH ANNUAL MEETING
OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the Eighth Annual Meeting of the Unitholders of Central GoldTrust (hereinafter called "GoldTrust") will be held at the offices of Fraser Milner Casgrain LLP, 4th Floor, 77 King St. West, Toronto, Ontario on Thursday, the 28th day of April, 2011, at the hour of 4:30 p.m. (Eastern Daylight Saving Time) for the following purposes:

(a)	To receive the financial statements of GoldTrust for the fiscal year ended December 31, 2010 together with the Auditors' report thereon;

(b)	To elect six Trustees;

(c)	To re-appoint Ernst & Young LLP as Auditors and to authorize the Board of Trustees to fix their remuneration; and

(d)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Any holder of Units who is unable to be present at this Meeting is requested to complete, date, sign and return the enclosed form of proxy for delivery no later than 48 hours preceding the Meeting or any adjournment or adjournments thereof.

DATED this 1st day of March, 2011.

BY ORDER OF THE BOARD

JOHN S. ELDER, Q.C.
Secretary

INFORMATION CIRCULAR

as of March 1, 2011

The information contained in this Information Circular (hereinafter called the "Circular") is furnished in connection with the solicitation of proxies on behalf of the management (i.e. the Senior Executive Officers) of Central GoldTrust (hereinafter called "GoldTrust") for use at the annual meeting of the Unitholders of GoldTrust to be held at the offices of Fraser Milner Casgrain LLP, 4th Floor, 77 King St. West, Toronto, Ontario on Thursday the 28th day of April, 2011, at the hour of 4:30 p.m.(Eastern Daylight Saving Time) and at any adjournments thereof (the “Meeting”), which Meeting has been called for the purposes set forth in the accompanying notice of the Meeting.

SOLICITATION OF PROXIES

The form of proxy accompanying this Circular is solicited on behalf of the Senior Executive Officers of GoldTrust.   Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by Officers or Trustees of GoldTrust at nominal cost.   The cost of solicitation will be borne by GoldTrust.

Proxies, to be used at the Meeting must be deposited with GoldTrust or with CIBC Mellon Trust Company at Calgary, Montreal, Toronto or Vancouver or Mellon Investor Services LLC at New York no later than 48 hours (excluding Saturday and Sunday) preceding the Meeting or any adjournment or adjournments thereof.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, GoldTrust has outstanding sixteen million, six hundred and forty-eight thousand, (16,648,000) Units without nominal or par value (hereinafter called the "Units"), each carrying the right to one vote per Unit at the Meeting.   Unitholders of record immediately prior to the convening of the Meeting are entitled to vote thereat.

To the knowledge of the Trustees or the Officers of GoldTrust, no one beneficially owns, directly or indirectly, or exercises control or direction over Units carrying over ten per cent (10%) of the voting rights attached to all Units of GoldTrust.

INFORMATION ON VOTING

Voting Matters

At the Meeting, holders of Units will vote on the election of the Board of Trustees and the re-appointment of the Auditors including authorizing the board of Trustees of GoldTrust (the “Board” or the “Board of Trustees”) to fix their remuneration.

Record Date for Notice of Meeting

The Board of Trustees has fixed March 1, 2011 as the record date (the “Record Date”) for the purpose of determining Unitholders entitled to receive notice of the Meeting.

Voting by Proxy

Registered Owners

Registered holders of Units may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder.   Please complete, sign, date and return the accompanying proxy form solicited by this Circular in the envelope provided or by facsimile to CIBC Mellon Trust Company at (416)-368-2502 so that it arrives no later than 4:30 p.m. (Eastern Standard Time) on Tuesday, April 26, 2011.

Beneficial Owners

GoldTrust will provide proxy materials to brokers and other custodians, nominees and fiduciaries and will request that such materials be forwarded to each beneficial owner of Units shown in their records of GoldTrust.   If Units are listed in your account statement provided by any such institution, then, in almost all cases, those Units will not be registered in your name on the records of such institution.   Such Units will likely be registered under the name of your broker or an agent of that broker.   In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms.   In the United States, registrations are often under the registration name for the Depository Trust Company.   Units held by your broker or its nominees can only be voted upon your instructions.   Without specific instructions, your broker, its agent or its nominee is prohibited from voting your Units.

Therefore, beneficial holders of Units should ensure that instructions respecting the voting of their Units are communicated to the appropriate party.

Applicable regulatory policy requires your broker to seek voting instructions from you well in advance of a Unitholder meeting.   Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your Units are voted at the Meeting.   Often, the form of proxy supplied by your broker is similar to the form of proxy provided to registered holders of Units.   However, its purpose is limited to instructing the registered holders of Units how to vote on your behalf.   The majority of brokers now delegate responsibility for obtaining instructions from the client to Broadridge Investor Communication Solutions (“Broadridge”).   Broadridge mails a voting instruction form in lieu of the form of proxy provided by GoldTrust.   The voting instruction form will name the same persons as the proxy form to represent the holder of Units at the Meeting.   A holder of Units has the right to appoint a person (who need not be a Unitholder of GoldTrust) other than the persons designated in the voting instruction form, to represent the holder at the Meeting.   To exercise this right, the holder of Units should insert the name of the desired representative in the blank space provided in the voting instruction form.   You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile.   Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting.   If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote Units directly at the Meeting as the voting instructions form must be returned to Broadridge well in advance of the Meeting in order to have Units voted or to appoint an alternative representative to attend the Meeting in person to vote such Units.

If you are a beneficial holder of Units and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to Broadridge.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your Units in your name.   You may choose anyone to be your proxyholder – the person does not have to be a Unitholder of GoldTrust.   Simply insert the person’s name in the blank space provided on the proxy form (registered Unitholders) or the voting instruction form (beneficial Unitholders).   You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your Units.   If you do not insert a name in the blank space, then the persons named on the form, being J.C. Stefan Spicer, the President and a Trustee of GoldTrust, or John S. Elder, the Secretary of GoldTrust, will be appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.   On the form you should indicate how you want your proxyholder to vote your Units.   You may vote FOR or WITHHOLD your vote on each of the proposed nominees for election as Trustees and on the appointment of the Auditors including authorizing the Board of Trustees to fix their remuneration.   Alternatively, you can let your proxyholder decide for you.

All Units represented by properly executed and deposited forms of proxy will be voted or withheld from voting, on the matters identified in the Notice of Meeting in accordance with the instructions of such respective Unitholders.

Voting Discretion of Proxyholder

If you give directions on how to vote your Units, your proxyholder must vote such Units according to your instructions.   If your proxy form or voting instruction form does not specify how to vote on a particular issue, then your proxyholder can vote your Units as he or she sees fit.   If your proxyholder does not attend the Meeting and vote in person, your Units will not be voted.

If you have appointed a person designated by GoldTrust as proxyholder as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the Units represented by such proxy will be voted as follows:

FOR the election of each of the persons nominated for election as Trustees and;

FOR the re-appointment of Ernst & Young LLP, Chartered Accountants, as Auditors and the authorization of the Board of Trustees to fix their remuneration.

The accompanying form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other business which may properly be brought before the Meeting.   At the date of this Circular, the Senior Executive Officers of GoldTrust know of no such amendments, variations or other business to be brought  before the Meeting.

Revoking your Proxy

A holder of Units may revoke such holder’s proxy before it is exercised by depositing an instrument in writing executed by such holder or by his or her attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized; (i) at the registered office of GoldTrust at 55 Broad Leaf Crescent, Ancaster, Ontario L9G 3P2 at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof; or (ii) with the Chair of the Meeting on the day of such Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

MATTERS TO BE CONSIDERED AT THE MEETING

(a)	2010 Financial Statements

The first item of business at the Meeting will be to receive and consider the financial statements of GoldTrust for the fiscal year ended December 31, 2010 together with the Auditors’ report thereon, copies of which financial statements and Auditors report accompany this Circular.

(b)	Election of Trustees
Election Details

The next item of business to be dealt with at the Meeting is the election of Trustees to hold office until the next annual meeting or until their successors are duly elected or appointed.   The Board of Trustees has fixed the authorized number of Trustees to be elected at the Meeting at six.

The term of each person elected as a Trustee will be until the termination of the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the governing Declaration of Trust

The persons named in the accompanying form of proxy intend to vote to elect as Trustees each of the six persons named as nominees below.   The Senior Executive Officers are not presently aware that any such person would be unwilling or unable to serve as a Trustee if elected.   However, if this should occur for any reason prior to the Meeting, it is intended that the persons so named in the form of proxy will have discretionary authority to vote the proxy for the election of any other person or persons as Trustees.

Majority Voting Policy

Effective February 15, 2010, the Board of Trustees adopted a policy which requires that any nominee for Trustee other than the two nominees of Central Gold Managers Ltd. (the “Administrator”), being Philip M. Spicer and J.C. Stefan Spicer (as the Administrator is entitled to nominate two trustees under the terms of the governing Declaration of Trust) who receives a greater number of votes “withheld” than “for” his or her election as a Trustee shall promptly tender his or her resignation to the Board following the meeting at which he or she is elected, which resignation will become effective upon its acceptance by the Board.   The Corporate Governance and Nominating Committee will consider the proffered resignation offer and will make a recommendation to the Board as to whether to accept it.   The Board of Trustees will disclose its decision, via press release, within 90 days of the applicable meeting at which the election took place.   A Trustee who tenders his or her resignation pursuant to this policy will not participate at any meeting of the Corporate Governance and Nominating Committee or the Board of Trustees at which the resignation is considered.   This policy only applies to uncontested elections, meaning elections where the number of nominees for Trustees is equal to the number of Trustees to be elected upon such election as determined by the Board.   A copy of the fully policy can be found on the Trust’s website at www.gold-trust.com.

Background of Nominees

The ensuing subsections provide information concerning the nominees as Trustees, their background and qualifications, duration of their involvement with GoldTrust, their holdings of Units, their compensation and attendance at meetings.   Information as to how their performance is evaluated is set out later under “Corporate Governance - Corporate Governance and Nominating Committee”.

The following table sets out certain of such information with respect to each of the six nominees as Trustees, all of whom, other than Mr. Parente, are currently serving as Trustees of GoldTrust.  Robert R. Sale, a Trustee of GoldTrust since its inception, died suddenly on February 19, 2011 and would otherwise have been a nominee for election as a Trustee at the Meeting.  A tribute to Mr. Sale is included in the First Quarter Report of GoldTrust.  In the circumstances, the Corporate Governance and Nominating Committee has recommended that, to allow more time to consider an appropriate replacement nominee for Mr. Sale, Michael A. Parente be proposed as an interim nominee for purposes of the election of Trustees at the Meeting.  Mr. Parente’s background information and experience are set out in the following table:

Information Concerning Nominees As Trustees

Name, Office with GoldTrust and Other Information

Brian E. Felske Trustee Markdale, Ontario Age: 63 Trustee since 2003 Member of Audit Committee	Mr. Felske has managed a mining consultancy for more than 25 years with major clients including brokers, institutional investors, banks, multilateral agencies and mining companies.

Bruce D. Heagle Trustee Ancaster, Ontario Age: 53 Trustee since 2008 Chair of Audit Committee Member of Corporate Governance and Nominating Committee
Mr. Heagle has an MBA from the Richard Ivey Business School.  He has been an officer since 1982 and President and a director of National System of Baking Ltd. since 1991 and is President of its division, NSBL International (private capital investments).  He also serves as a Trustee and Chair of the Audit Committee of Silver Bullion Trust.  Mr. Heagle has been a director of the Bakery Council of Canada and Chair of the Board of Governors as well as Chair of the Finance Committee of Hillfield Strathallan College.

Ian M. T. McAvity Trustee Toronto, Ontario Age: 68 Trustee since 2003 Lead Trustee Member of Corporate Governance and Nominating Committee
Mr. McAvity has been involved in the world of finance for over 40 years as a banker, broker, and, since 1975, as an independent advisor and consultant, specializing in the technical analysis of international equity, foreign exchange and precious metals markets.  His analysis and views have been published in “Ian McAvity’s Deliberations on World Markets Newsletter” continuously since 1972.  He is a Director and member of the Corporate Governance Committee of Central Fund of Canada Limited and Lead Trustee and a member of the Corporate Governance and Nominating Committee and of the Audit Committee of Silver Bullion Trust.  Mr. McAvity is also [acting] President and CEO and a director of Duncan Park Holdings Corporation.

Michael A. Parente Trustee Hamilton, Ontario Age: 53

Mr. Parente is a Certified Management Accountant and Certified Financial Planner in Canada.  He has been an independent consultant since February, 2009.  Prior to that, he was the Director of Finance for First Ontario Credit Union from March, 2004 to January, 2009.  From February, 1990 to August, 2002, Mr. Parente was Vice-President Finance of Central Fund of Canada Limited.  Previously, for over 15 years prior to 2004, he was Chief Financial Officer and Compliance Officer for a mutual fund management company.  Mr. Parente is also a Director and member of the Audit Committee of Central Fund of Canada Limited.

Philip M. Spicer Trustee and Chair Ancaster, Ontario Age: 73 Trustee since 2003 Member of Executive Committee
Mr. Philip Spicer is the Chair and a director of Central Fund of Canada Limited., which he founded in 1961, and the Chair and a Trustee of Silver Bullion Trust.  He has been a long-time analyst of markets, monetary systems and gold.  His career has included being a part-owner and director of Canadian stock brokerage and investment dealer firms and a registered investment counsel and portfolio manager.  More recently, he has been a private consultant to financial businesses.

J. C. Stefan Spicer Trustee and President Lynden, Ontario Age: 45 Trustee since 2003 Member of Executive Committee

Mr. Stefan Spicer is also the President and Chief Executive Officer and a director of Central Fund of Canada Limited, a publicly traded gold and silver bullion holding company, the shares of which are listed on the NYSE Amex US and the Toronto Stock Exchange.  He is also a Trustee and President and Chief Executive Officer of Silver Bullion Trust, the Units of which are listed on The Toronto Stock Exchange.  He has in excess of 25 years of investment industry experience.

Board Independence

The Board of Trustees has a policy of ensuring that a majority of the Trustees are “independent”.   In this context, the Trustees consider a Trustee to be independent if he or she is independent within the definitions set forth in Multilateral Instruments 58-101 and 52-110 as having no material relationship with GoldTrust which could in the view of the Board of Trustees be reasonably expected to interfere with the exercise of his or her judgement. The Corporate Governance and Nominating Committee annually reviews the independence of the Trustees and advises the Board accordingly.

Messrs. Felske, Heagle and McAvity of the current Trustees are regarded by the Trustees as being independent in accordance with the foregoing.   Mr. Sale was regarded as being independent until his untimely death and Mr. Parente, if he is elected at the Meeting, would also be regarded as independent.   With respect to the other Trustees, Messrs. Philip and Stefan Spicer are involved as officers serving as the Chair and the President and Chief Executive Officer, respectively, and are officers of Central Gold Managers Inc., (the "Administrator").   The other four Trustees including Mr. Parente, assuming he is elected at the Meeting, do not have interests or relationships with the Trust referred to above and, as a consequence of such measure of independence and their diverse backgrounds and experience, such Trustees may be regarded as in a position to reflect the interests of the Unitholders in GoldTrust.

Board Chair

The Board Chair is a duly elected member of the Board of Trustees and is appointed as Chair by the Board each year for a one-year term, with such appointment being (except when a vacancy is being filled) at the first meeting of the Board following the annual meeting of Unitholders.   As reflected in the Board Chair Position Description, the Board Chair provides leadership to the Board.   He or she sets the “tone” for the Board and the Trustees to foster effective, ethical and responsible decision-making, appropriate oversight of Senior Officers and the Administrator and strong corporate governance practices.   In addition to individual Trustee responsibilities, responsibilities set out in the Board Charter and specific duties assigned by the Board from time to time, the Board Chair will generally: oversee Board direction and administration, ensuring that the Board works as a cohesive team and builds a strong governance culture; provide guidance and leadership to the Board, the Board Committees and individual Trustees in support of GoldTrust’s commitment to corporate responsibility and its Code of Conduct and Ethics; and foster effective, ethical and responsible decision-making by the Board, the Board Committees and individual Trustees.   In the context of leadership, the Board Chair will; provide overall leadership to enhance the effectiveness of the Board; provide advice and counsel to the Chief Executive Officer, Committee Chairs and fellow Trustees; ensure that the responsibilities of the Board, Board Committees and individual Trustees, as set out in the Board Charter, are well understood by them and work with the Chief Executive Officer and other Officers to monitor progress on forward planning and policy implementation.   Among other things, the Board Chair will, with the President and Chief Executive Officer and the Corporate Secretary, establish the agenda for and chair Board meetings; ensure that Trustees are receiving information that is timely, in a useful format and of high quality; chair, all annual meetings and special meetings of Unitholders; and work with and assist the Chief Executive Officer, Chief Financial Officer and Corporate Secretary in representing GoldTrust’s interests to its external stakeholders such as Unitholders, regulators and  the investment community.

Holding of Units

The following table sets out the number of Units of GoldTrust each Trustee held as of February 19, 2011.

Name of Trustee	Number of Units Beneficially Owned or over which Control or Direction is Exercised as of February 19, 2011

Brian E. Felske	—
Bruce D. Heagle	1,000
Ian M. T. McAvity	100
Robert R. Sale	2,000
Philip M. Spicer	1,000	(1)
J. C. Stefan Spicer	1,000	(1)

Note (1):
In addition, 1,000 Units are owned by each of Joanne Spicer and Michele Spicer, the spouse and daughter of Mr. Philip Spicer and mother and sister of Mr. Stefan Spicer.   A further 1,000 Units are owned by Accrete Corporation Limited, which is controlled by Michele Spicer and 7,500 Units are owned by Central Group Administrators Inc., the parent corporation of Central Gold Managers Inc. which is controlled by Joanne Spicer.

The Trustees have not granted and do not foresee granting any options on Units and have not created and do not foresee creating any deferred Units for the benefit of the Trustees or Officers of GoldTrust.

Trustees’ Remuneration

The Trustees’ remuneration provides modest compensation for the risks and responsibilities undertaken by a Trustee of GoldTrust.

Each of the Trustees, other than the Chair who is a director, and the President and Chief Executive Officer who is a director and President of the Administrator, for the year ended December 31, 2010 was paid an annual fee of U.S. $6,000 for his service as a Trustee and a fee of U.S. $1,000 per meeting for all Board and Committee meetings attended in person or by conference telephone.   Independent Trustees who attended at bullion audit inspections were paid U.S. $1,000 per inspection.   The Committee Chairs received a further annual fee of U.S. $2,000.

Effective from January 1, 2011, the annual fee for Trustees not associated with the Administrator will be increased to U.S. $10,000 and the per meeting and per bullion inspection fees will be increased to U.S. $1,500.

The aggregate fees paid by GoldTrust to the Trustees, who are not employees of the Administrator, for the fiscal year ended December 31, 2010 was U.S. $64,500.   The following table shows the amount in U.S. dollars received by each such Trustee for the year ended December 31, 2010.

Name of Trustee	Annual Fee	Attendance Fees	Committee Chair	Total

John P. Embry	$1,500	0		$1,500
Brian E. Felske	6,000	$8,000		14,000
Bruce D. Heagle	6,000	11,000	$2,000	19,000
Ian M. T. McAvity	6,000	6,000		12,000
Robert R. Sale	6,000	10,000	2,000	18,000

There are no Officers of GoldTrust who receive remuneration from GoldTrust.   It does not have any employees or pension or retirement benefit plans.   The Officers and Trustees of GoldTrust who are also officers and directors of the Administrator receive no remuneration as Officers and Trustees of GoldTrust.

However, the Administrator, under the Administrative Services Agreement described under “Interest of Certain Persons in Material Transactions” generally oversees day-to-day administration of GoldTrust’s affairs.   While it does not separately remunerate its personnel who also serve as Officers and Trustees of GoldTrust for those services, the Administrator has advised that the President and Chief Executive Officer and the Chief Financial Officer of GoldTrust received from the Administrator an estimated $48,000 and $25,000 respectively for services that might be regarded as rendered specifically in their capacities as Officers and/or Trustees of GoldTrust for the fiscal year of GoldTrust ended December 31, 2010.

No Trustees' and Officers' liability insurance is carried by GoldTrust.

No Trustee or Officer of GoldTrust nor any associate or affiliate of any such Director or Officer is, has been or is expected to become indebted to GoldTrust.

Attendance Record
The following table sets forth the attendance of the Trustees at Trustee and Committee meetings during the last fiscal year.

Name of Trustee	Board Meetings Attended		Committee Meetings Attended

John P. Embry	0 of 2	0%
Brian E. Felske	4 of 4	100%	5 of 5	100%
Bruce D. Heagle	4 of 4	100%	7 of 7	100%
Ian. M. T. McAvity	4 of 4	100%	2 of 2	100%
Robert R. Sale	4 of 4	100%	7 of 7	100%
J. C. Stefan Spicer	4 of 4	100%	—	—
Philip M. Spicer	4 of 4	100%	—	—

(c)	Re-Appointment and Remuneration of Auditors

The next matter to be considered at the Meeting is the appointment of the Auditors of GoldTrust and the fixing of their remuneration.   It is intended to vote the proxies solicited at the Meeting to re-appoint as Auditors of GoldTrust the firm of Ernst & Young LLP, who have been its Auditors since 2003 and whose re-appointment has been recommended by the Audit Committee, and to authorize the Trustees to fix their remuneration.   For such resolution to be effective, it requires the favourable vote of at least a majority of the Units voted in person or by proxy at the Meeting.

The aggregate fees in U.S. dollars for professional services charged by Ernst & Young LLP for the 2010 and 2009 fiscal years of GoldTrust are as follows:

	2010	2009
Audit and audit related services (1)	$111,519	$149,530
Other assurance services	−	−
Non-audit services	−	−
Total	$111,519	$149,530

(1)  Includes annual audit, quarterly reviews, review of financial information and financial statement preparation for Unit offerings and the SOX internal control audit of GoldTrust.

GOVERNANCE

GoldTrust's governance practices are designed with a view to ensuring that its affairs are administered so as to foster value for its Unitholders.   With limited exceptions, as noted below, these practices generally accord with Multilateral Instrument 58-101 - “Disclosure of Corporate Governance Practices” and Multilateral Policy and Instrument 58-201 - “Corporate Governance Guidelines” (collectively the “Governance Rules”) and with Multilateral Instrument 52-110 entitled “Audit Committees” and Companion Policy 52-110CP (hereinafter collectively the “Audit Committee Rules”), all of which are rules of the Canadian Securities Administrators.

GoldTrust's corporate governance practices are designed with a view to ensuring that the affairs of GoldTrust are effectively administered in the interests of Unitholders as a whole.

The Trustees establish their own policies, procedures and practices concerning the direction and administration of GoldTrust.   They fulfill their duties with independence from the Senior Executive Officers of GoldTrust.

Board Mandate and Code of Ethics

The Board of Trustees is, as set forth in its mandate, responsible for the supervision and administration of the affairs of GoldTrust pursuant to its powers and obligations under the Declaration of Trust and other statutory and legal requirements generally applicable to Trustees of a unit trust that is also a reporting issuer, so as to ensure the validity of GoldTrust and its function as a passive holder of gold bullion.

The balance of the Board’s mandate is set out below:

“2.          Composition and Organization of Trustees

A.            Selection of Trustees

The Corporate Governance and Nominating Committee of the Trustees periodically reviews the desired size of the Board of Trustees within the context of the Governing Declaration, the need for recruitment of new Trustees and the appropriateness of the experience of nominees.  After seeking input and suggestions, the Committee assesses any proposal for a new Trustee prior to the proposal being submitted to the Board of Trustees and, in turn, to Unitholders.

All new Trustees are briefed on the structure of the Trust, its administration, its financial affairs, the securities and regulatory environment, reporting requirements and affairs as a whole.  A Trustees' Manual is provided to each new Trustee.

B.            Membership Criteria

Trustees must have qualifications equivalent to those prescribed for directors under applicable corporate and securities law of the Province of Ontario.  They should have an appropriate mix of skills, knowledge and experience in business.  Trustees selected should be able to commit sufficient time for the business of the Board of Trustees.

All Trustees are required to act honestly and in good faith and with loyalty in the interests of the Trust and its Unitholders generally.

C.            Independence

A majority of the Trustees shall be composed of Trustees who, in the reasonable opinion of the Board of Trustees, are the equivalent of “independent” under the provisions of Multilateral Instrument 58-101 of the Canadian Securities Administrators.

D.            Chair

The Trustees shall, until otherwise determined, elect a Chair from among the Trustees.  In the event that the Chair is a Trustee who is an executive of the Trust or Central Gold Managers Inc. (the "Administrator"), the Trustees shall also appoint a Lead Trustee from among the non-administrative or independent Trustees to Chair the Board of Trustees at meetings where the administrative and advisory personnel are absent and to assume other appropriate functions equivalent to the role of a Lead Trustee in a corporate context.

E.            Retirement Age

A Trustee who has attained the age of 78 years prior to the annual meeting of Unitholders in any year, shall retire from office at such annual meeting, except as decided otherwise by the Board of Trustees.

F.            Term of Office

The Trustees are elected by the Unitholders at each annual meeting and the term of office expires at the next annual meeting of the Unitholders or when a successor is elected.

3.            Meetings of the Trustees

(a)           In order to carry out its mandate, the Board of Trustees holds regular meetings on a quarterly basis and additional meetings as required to consider particular issues or strategic planning or deal with specific matters between quarterly meetings whenever appropriate;

(b)          The Board of Trustees is the master of its own policies, procedures, practices and deliberations concerning the affairs of the Trust, subject to the provisions of the Governing Declaration;

(c)          Distribution of materials, financial and other information that is important to the Trustees’ understanding of agenda items is generally effected in advance of a meeting.  The Trustees invite members of the Administrator from time to time to attend part of Board meetings so as to allow Trustees to gain additional understanding and insight into the administration of the Trust;

(d)          The Trustees regularly meet in camera without any member of the Administrator present to ensure free and open discussion and communication among the non-administrative Trustees.

4.            Implementation

In order to carry out such responsibilities, the Trustees:

(a)          approve, and oversee the implementation of, the Trust’s affairs including the stewardship of the Trust, entering into of administrative, advisory, safekeeping, transfer agency and other service agreements, as well as any significant divestures of assets by the Trust;

(b)          review, with input from the Audit Committee, the financial performance and financial reporting of the Trust and assess the scope, implementation and integrity of the Trust and its internal control systems;

(c)          identify and assess the principal risks of the administration of the Trust;

(d)          oversee the public communications policy and shareholder relations activities of the Trust;

(e)          appoint the Officers of the Trust, ensuring that they are of the calibre required for their roles and planning their succession as appropriate from time to time;

(f)           review and approve, on an annual basis, the overall strategy of the Trust, all of which is developed in the first instance for consideration by the Administrator;

(g)          review the performance of the Senior Officers of the Trust and of the Administrator in line with policies in effect from time to time and the Trust’s strategy and objectives;

(h)         assess and select nominees for election as Trustees;

(i)          ensure that new Trustees are provided with adequate orientation;

(j)          develop, through the Corporate Governance and Nominating Committee, the Trust’s approach to corporate governance issues;

(k)         establish and oversee sub-committees of the Trustees as appropriate, approve their mandates and approve the compensation of their members; and

(l)          assess the performance of the Trustees.

In carrying out its responsibilities, the Trustees shall adopt a code of conduct and ethics to govern behaviour of Officers of the Trust and officers and employees of the Administrator.  The Trustees shall monitor the compliance with such code and, should any material waivers be granted to Trustees or Officers of the Trust, the Trustees should as a matter of policy cause this to be disclosed in the next ensuing quarterly or annual report on the finances of the Trust.

The Trustees shall meet on at least a quarterly basis and shall hold additional meetings as required or appropriate to deal with strategic planning or other issues.  Trustees shall all be encouraged to attend meetings in person wherever feasible.  Attendance or participation at meetings shall be recorded.

Each of the Trustees is expected to agree to an evaluation of his or her individual performance as well as to a review of the collective performance of the Trustees as a whole.  Trustees shall be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Trust and its Unitholders generally.

5.           Resources

The Trustees shall have the authority to retain legal, accounting and other consultants to advise them.  The Trustees may request any Officer of the Trust or any officer or employee of the Administrator or its outside counsel or the external auditors to attend any meeting of the Trustees or to meet with any members of, or consultants to, the Trustees.

An individual Trustee shall be permitted to engage an outside advisor at the expense of the Trust where, for example, he or she is placed in a conflict position through activities of the Trust, but any such engagement shall be subject to the prior approval of the Trustees or the Chair of the Corporate Governance and Nominating Committee.”

In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate.   Supported by three Committees of the Board, the Board oversees the administration of GoldTrust, including the activities of the Administrator; and, in summary, develops and oversees strategy of GoldTrust and its implementation; identifies and assesses the principal risks of GoldTrust; reviews financial performance and reporting; assesses the internal control and information systems; assesses and selects nominees for election as Trustees; appoints the Senior Officers of GoldTrust, assures their integrity and reviews their performance; is responsible for succession planning; oversees public communications policies and Unitholder relations; and, annually reviews the effectiveness of the Board and its Committees (including a Trustee's individual contribution).   These duties and responsibilities are consistent with the Governance Rules.   An individual Trustee is permitted to engage an outside advisor at the expense of GoldTrust in specific circumstances such as where the Trustee is placed in a conflict position through activities of GoldTrust, but any such engagement is subject to prior approval of the Corporate Governance and Nominating Committee referred to below.   No such engagement is currently anticipated or has occurred to date.

The Board has adopted a Code of Conduct and Ethics which governs behaviour of the Trustees and Officers of GoldTrust as well as employees of the Administrator. The Code is reviewed annually and recommended changes, if any, are brought to the Board. Compliance with the Code is monitored by the Board and, should any waivers be granted to Trustees or Officers, the policy is to disclose this in the next ensuing quarterly or annual report.   The Board has also adopted a formal Board Mandate that sets out its responsibilities for stewardship of GoldTrust.   The Code of Conduct and Ethics and the Mandate are set out on GoldTrust's website at www.gold-trust.com .  The establishment and monitoring of the Code and the creation of the formal Mandate are proposed under the Governance Rules.  The Board has also developed an individual Trustee’s Mandate setting forth the duties and responsibilities of each Trustee. As a matter of policy, unless otherwise determined by the Board, a Trustee shall retire from office at the next annual meeting following attainment of 78 years of age.   Also, as recommended under the Governance Rules, formal position descriptions have been developed for the Trustees, the Board Chair, the Chair of the Audit Committee, the Chair of the Corporate Governance and Nominating Committee and the Chief Executive Officer, defining their respective duties and the limits of the Administrator's responsibilities as well as the Chief Executive Officer’s objectives.

Composition of Board

The Trustees are elected by the Unitholders at each annual meeting, except that the Board is entitled to appoint a Trustee to fill a vacancy until the next annual meeting.   The term of office of each Trustee expires at the next annual meeting or upon election or appointment of a successor.   The Board consisted of six Trustees until the death of Mr. Sale a few days ago.   As indicated above, Messrs. Felske, Heagle and McAvity are independent Trustees.   Mr. Sale was regarded as being independent and Mr. Parente, if he is elected at the Meeting, would also be regarded as independent.   The Board complies with the Governance Rules in that there is a majority of the Trustees that are independent.

Lead Trustee

Mr. Ian McAvity, an independent Trustee, serves as the "Lead Trustee".   As such, he has the responsibility of overseeing the operation of the Board and its effectiveness and leads discussions of the Board of Trustees when it meets in private session without Senior Executive Officers or members of the Administrator.   These in camera sessions are held at each regular Board meeting and also at Audit and Corporate Governance and Nominating Committee meetings so as to promote full and open discussion among the non-administration Trustees.

Board Activities

The Board of Trustees is in a position to conduct its meetings and to make appropriate decisions effectively.   Financial and other information is made available to Board members several days in advance of meetings.   Trustees are generally encouraged to attend meetings in person.   Trustees are asked to advise GoldTrust if they are unable to attend meetings and attendance at meetings is recorded.   The Board held four meetings during the past fiscal year and all of the members attended or participated in such meetings, except Mr. Embry who was unable to attend two meetings prior to his retirement from office at the annual meeting in April, 2010.   All of the Trustees have agreed to an evaluation of their collective as well as their individual performance.   All of the Trustees are encouraged to exercise their responsibilities in the best interests of GoldTrust and its Unitholders generally.

Director Nominees

The Board of Trustees has not adopted a formal policy for the recruitment of new Trustees as recommended by the Guidelines.   However, as the need for recruitment arises, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance and Nominating Committee, which is comprised exclusively of independent Trustees.  This Committee advises the Board on the appropriate size of the Board and the competencies and skills that the Board as a whole and individual nominees should possess in the context of GoldTrust’s activities. The Committee Chair elicits suggestions for new or replacement Trustees and the Committee assesses candidates including their skills and suitability for the Board and one or more of its Committees, their integrity and their ability to devote sufficient time as a Board or Committee member. The Committee’s recommendations are discussed with the Senior Officers and then go to the Board for approval.   The Committee dealt with the recommendation of Mr. Parente as an interim nominee as Trustee at the Meeting and will be considering a longer term replacement later this year.

Orientation of New Trustees

Any new Trustee receives an extensive orientation. Before agreeing to be nominated for the Board, he or she is advised as to the role of the Board, its Committees and Trustees and on the objective and status of GoldTrust as well as other aspects of GoldTrust’s activities. He or she is briefed on the anticipated workload and time commitment. A Trustee’s manual is also provided which contains, among other things, the structure of the Board and its Committees, a current list of Officers and Directors, the charters of the Board and Committees, and insider trading, communications and other policies as well as the Code of Ethics. In addition, the individual Trustee mandate is provided. This is consistent with the Governance Rules and enables a new Trustee to better understand GoldTrust and his or her role and responsibilities.

Continuing Education

The Board encourages its members to participate in seminars or information sessions that relate to their responsibilities as Board or Committee members. In addition, the President and Chief Executive Officer provides a quarterly briefing on the status and outlook for GoldTrust, the Corporate Secretary provides at least a semi-annual briefing on regulatory changes and corporate governance developments that may be of interest and the external Auditors and others provide materials and offer seminars on subjects of interest such as changes in accounting policies or, topically, conversion to International Financial Reporting Standards.

Committees

The Board of Trustees is responsible for establishing and overseeing the performance of all Committees, appointing members to serve on such Committees and approving their compensation.   Two standing Committees have been appointed.

The Audit Committee is comprised of three Trustees, all of whom are independent Trustees as contemplated by the Audit Committee Rules.   Each of the members of the Committee is "financially literate" in having the ability to read and understand a set of financial statements and the accompanying notes.   Each of the Trustees serving on the Committee is regarded by the Board as having "accounting or related financial experience" through having the ability, by virtue of past accounting training and/or experience as a chief financial officer or chief executive officer with oversight of a corporation's or trust's finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

The charter for the Audit Committee reflects the requirements of the Audit Committee Rules.   The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•
the Committee communicates its expectations to administration and the external Auditors with respect to the nature, extent and timing of its information needs.  The Committee expects that draft financial statements and other written materials will be received from the Senior Executive Officers or the external Auditors several days in advance of Committee meeting dates;

•	the Committee, in consultation with the Officers and the external Auditors, develops an Audit Committee agenda which is responsive to the Committee's needs as set out in its charter;

•
the Committee, in consultation with the Senior Executive Officers and the external Auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact GoldTrust's financial disclosure and presentation;

•
the Chair of the Committee and other Audit Committee members have direct, open and frank discussions during the year with the Senior Executive Officers, other Board members and the external Auditors as required;

•	to assist the Committee in fulfilling its responsibilities, it may, at the expense of GoldTrust and after consultation with the President, engage an outside advisor with special expertise; and

•
as the external Auditor's responsibility is not only to the Board of Trustees but to the Audit Committee as representatives of the Unitholders, the Committee expects the external Auditors to report to it all material issues arising out of their services or relationship with GoldTrust.

The Audit Committee meets quarterly with representatives of the Administrator and the external Auditors to discuss the independence of the external Auditors, the scope of the annual audit and of quarterly reviews, the audit plan, access granted to the accounting system and related internal controls, co-operation of administration in the audit and review function, the internal controls, the financial reporting process and related internal controls, the quality and adequacy of GoldTrust's or the Administrator's accounting and financial personnel and other resources and financial risk administration so as to satisfy itself that each party is properly discharging its responsibilities.   The Committee also reviews the quarterly and annual financial statements, the Annual Information Form, Form 40-F and the Annual Report including the external Auditors' report and Management's Discussion and Analysis as well as financial press releases.   The Committee further reviews the remuneration of and recommends for review by the Board and approval by the Unitholders the re-appointment and terms of engagement of the external Auditors.

The Committee also pre-approves any non-audit services proposed to be provided by the external Auditors.   The charter of the Audit Committee is set out in GoldTrust’s Annual Information Form, and on the Trust's website at www.gold-trust.com .   Its conduct is reviewed annually by the Committee and the Board.

Mr. Heagle chairs the Audit Committee which is expected to meet at least four times per year.   All members attended or participated in each of the meetings of the Audit Committee held during the last fiscal year.   The Committee meets in camera at each regular meeting without any members of the Administrator present.

The Corporate Governance and Nominating Committee is comprised of three Trustees, all of whom are independent Trustees as defined in the Audit Committee Rules.

The Corporate Governance and Nominating Committee is responsible for developing GoldTrust's approach to governance issues, reviewing the effectiveness of the Board's practices in light of emerging and changing regulatory requirements, proposing new nominees to the Board, developing awareness programs for them, assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual Board members.   The Committee's responsibility extends to ensuring that the Board can function independently of the Senior Executive Officers and monitoring the Board's relationship to the Senior Executive Officers.   It reviews the communications policy of GoldTrust to ensure that communications to Unitholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and to ensure that such communications treat all Unitholders fairly with respect to disclosure.   The Committee recommends topics of interest or importance for discussion and/or action by the Board.   It annually reviews Board and Committee effectiveness including their operations, the timing and adequacy of materials provided to Trustees or Committee members, the continuing qualifications and contributions of individual members as well as conflicts of interest and time commitments.   It also reviews the adequacy and form of the compensation of Trustees to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Trustee.   The Committee is also responsible for approving the engagement by one or more Trustees of an outside legal or other advisor at the expense of GoldTrust, should such extraordinary circumstances arise.

The Committee meets independently of the Senior Executive Officers and the Administrator from time to time as necessary.   The charter of the Corporate Governance and Nominating Committee is set out on GoldTrust's website at www.gold-trust.com .   Its content is reviewed annually by the Corporate Governance and Nominating Committee and the Board.

Mr. Sale, until his death a few days ago, chaired the Committee which generally meets twice per year.   All three members attended both meetings of the Committee held during the last fiscal year.   The Committee meets in camera at each regular meeting without the Senior Executive Officers and the Administrator present.

Expectations of Executive Officers

The Board expects the Senior Executive Officers of GoldTrust to report in a timely, comprehensive and accurate manner on the administration of GoldTrust generally and on specific matters of significant consequence to GoldTrust and the Unitholders, to take timely action and decisions consistent with corporate policies in effect, and to review on an ongoing basis the strategies of GoldTrust with a view to facilitating the Board's review of same and their implementation.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Administrative Services Agreement

GoldTrust and the Administrator entered into an administrative services agreement on April 28, 2003 (the "Administrative Services Agreement").   The primary administrative responsibilities of the Administrator under such Agreement are to:

(a)	keep full and complete financial, accounting and other records reflecting the financial position of GoldTrust;

(b)	prepare reports to Unitholders, regulatory filing material and other reports to the Trustees as may be reasonably requested from time to time; and

(c)	furnish office facilities, services and supplies and generally oversee with its staff and independent contractors the administration of GoldTrust.

The Administrative Services Agreement is for an initial term of 10 years until April 28, 2013, and will continue in force from year to year thereafter unless terminated by GoldTrust.

Under the terms of the Administrative Services Agreement, any directors, officers or employees of the Administrator who are also Officers of GoldTrust, or who have been appointed as Trustees by the Administrator shall be paid by the Administrator for serving in such capacity and shall not receive any remuneration from GoldTrust therefor.   GoldTrust is responsible for paying all costs and expenses incurred in connection with its affairs except those that are expressly to be borne by the Administrator as referred to above.

In consideration of the Administrator carrying out its duties and obligations under the terms of the Administrative Services Agreement, GoldTrust is required to pay to the Administrator a declining fee, on a monthly basis, equal to 0.30% per annum for the first U.S. $100,000,000 of the Trust’s total assets, 0.225% per annum for any excess over U.S.$100,000,000 up to U.S. $200,000,000 and 0.15% per annum for any excess over U.S. $200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which the Trust’s net asset value is determined).

Fees paid to the Administrator in this regard for the 2010 year were U.S. $1,344,572 compared to U.S. $766,598 for the prior year.

Trustees' Approval

The contents and the sending of this Circular have been approved by the Board of Trustees of GoldTrust.

DATED this 1st day of March, 2011.

BY ORDER OF THE BOARD

JOHN S. ELDER, Q.C.
Secretary